UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 23, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

A123 Systems, Inc.

File No. 333-152871 - CF#22491

_____

A123 Systems, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 8, 2008.

Based on representations by A123 Systems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.16	through December 10, 2013
Exhibit 10.24	through February 6, 2012
Exhibit 10.25	through September 30, 2010
Exhibit 10.26	through March 30, 2010
Exhibit 10.28	through August 8, 2018
Exhibit 10.29	through March 3, 2011
Exhibit 10.30	through November 17, 2018
Exhibit 10.31	through November 17, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Peggy Fisher
Assistant Director